G A M E S I N C. 2704 West Roscoe Street Chicago, Illinois 60618 773.961.2850 fax 773.961.2299 Deborah K. Fulton: 773.961.2761

April 3, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mr. Mark P. Shuman
Branch Chief – Legal
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midway Games Inc. Amendments No. 2 to Registration Statements on Form S-3 Filed on March 14, 2006 File Nos. 333-130131, 333-130133 and 333-130134

Amendment No. 1 to Registration Statement on Form S-3 Filed on February 1, 2006 File No. 333-130132

Registration Statement on Form S-3 Filed on December 5, 2005 File No. 333-130130

Form 10-K for the fiscal year ended December 31, 2005 File No. 1-12367
Dear Mr. Shuman:
          Reference is made to your letter dated March 31, 2006 regarding a comment by the staff of the Securities and Exchange Commission (“Staff”) with respect to the above-captioned filings of Midway Games Inc. (the “Company”). This letter responds to the comment in that letter. For ease of reference, the Staff’s comment appears in bold italics below and the Company’s response follows.
Form 10-K for the fiscal year ended December 31, 2005
Item 9A. Controls and Procedures, page 51
1.	We note your disclosure that your certifying officers concluded that your “disclosure controls and procedures were designed, and were effective, to provide reasonable assurance that information about [the Company and your] subsidiaries, including the information required to be disclosed in [your] filings under the Securities Exchange Act of 1934, was reported within the time periods specified in the rules and forms of the SEC.” Clarify whether your officers concluded that your disclosure controls and procedures were designed and were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files under the

Mr. Mark P. Shuman
Securities and Exchange Commission
April 3, 2006

Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified by the rules and forms and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please see Exchange Act Rule 13a-15(e). The Staff previously commented with regard to the Company’s disclosures in your December 31, 2004 Form 10-K and your 2005 Forms 10-Q. Your revised disclosures in the Company’s December 31, 2005 Form 10-K also appear to recite a definition of controls and procedures that varies from the rule text. If you choose to include the definition of disclosure controls and procedures, you should include the entire definition. Please confirm that your disclosures will conform to the requirements in your future 1934 Act filings.

Our Chief Executive Officer and Chief Financial Officer did conclude that our disclosure controls and procedures were designed and were effective to give reasonable assurance that information required to be disclosed by the Company in our December 31, 2005 Form 10-K and the other reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the rules and forms and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. We confirm that our disclosures will conform to the requirements of Rule 13a-15 in our future 1934 Act filings.
          We appreciate your continued assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned or Pamela Flaherty, Esq., at Blank Rome LLP (212-885-5174) regarding any questions, comments or requests for additional information you might have.

Very truly yours, MIDWAY GAMES INC.
/s/ Deborah K. Fulton

Deborah K. Fulton Senior Vice President, Secretary & General Counsel

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